Exhibit 99.1

HELIX BIOPHARMA ANNOUNCES Q3 2009 FINANCIAL RESULTS AND PROVIDES
PRODUCT DEVELOPMENT UPDATE

(Aurora, Ontario) – Helix BioPharma Corp. (“Helix” or the “Company”), (TSX, FSE: “HBP”) today announced its product development progress, quarterly highlights and financial results for the third quarter of fiscal 2009, ended April 30, 2009.

THIRD QUARTER HIGHLIGHTS AND PRODUCT DEVELOPMENT UPDATE

U.S. Registration Statement
Helix’s 20-F registration statement filed with the U.S. Securities and Exchange Commission became effective during the quarter.

BioFinance 2009 Investor Conference Presentation
John Docherty, president and chief operating officer, presented at the BioFinance 2009 Investor Conference, where he provided an overview of the Company's leading technology platforms, DOS47TM and BiphasixTM and the Company’s current product development programs, L-DOS47 and Topical Interferon Alpha-2b.

L-DOS47 Product Development Update
Over the past quarter, Helix has continued to advance towards initiating Phase I/II-level human clinical studies with L-DOS47.  It has submitted a formal meeting request to the FDA for a pre-IND meeting, in anticipation of a future IND filing.  The Company has also continued to advance its GMP manufacturing scale-up program with the successful production of engineering batches of L-DOS47, and is currently making preparations to produce its first clinical batch of GMP product to be used in its initial human trials.

Helix plans to file IND/CTA applications in North America and Europe, respectively, to seek permission to initiate Phase I/II studies.  Due to recent challenges in successfully producing GMP engineering batches to date, including third party scheduling and technical issues, the Company has revised its estimated date of IND filing.  Based on the estimated delay for completing the remaining program activities, and assuming successful and timely completion of such activities, the Company now expects its IND filing to occur within approximately six months of the previously anticipated date of July 31, 2009.  The success of upcoming program efforts, including the remaining GMP scale-up production activities, the outcome of its upcoming pre-IND meeting and the outcome of the remaining non-clinical pharmacology and toxicology studies will ultimately determine the timing of Helix’s Phase I/II IND/CTA filings.

Topical Interferon Alpha-2b Product Development Update - Cervical Displasia Indication (“LSIL”)
During the quarter, Helix received regulatory approval to conduct its European Phase II pharmacokinetic study in human subjects prior to initiating its planned Phase IIb/III trials, and enrollment in the study is actively underway.

In parallel with its clinical progress, Helix has continued to advance its GMP production activities in anticipation of the Phase IIb and III trials in the United States and Europe respectively.  Although all activities in preparation for the planned Phase IIb/III trials are progressing, the Company has experienced some delays associated with the GMP manufacturing scale-up program and in initiating the human pharmacokinetic study.

Helix is preparing to conduct a pre-IND meeting with the FDA to confirm its pivotal efficacy trial plans.  Helix has submitted its formal meeting request, and is awaiting a reply from the authority confirming their timing availability.  The outcome of this meeting along with the success of Helix’s remaining GMP manufacturing scale-up and human pharmacokinetic study activities, will determine the timing of Helix’s U.S. IND filing which was previously anticipated by July 31, 2009 but is now not expected before the end of Helix’s fiscal 2010 first quarter ending October 31, 2009.  The new expected timing of filing the confirmatory European Phase III Clinical Trial Application has not yet been established.

Topical Interferon Alpha-2b Product Development Update - Ano-Genital Warts Indication (“AGW”)
Helix is continuing to progress with its ongoing Phase II trial of Topical Interferon Alpha-2b in patients with ano-genital warts. The trial is underway in Sweden and Germany.  As a result of the initiatives undertaken to improve the recruitment rate in the trial, over 50% of the patients sought have now been enrolled.  Although the patient recruitment has accelerated considerably since German clinical sites were added, the rate of recruitment has not been as high as expected.  The Company is continuing to aggressively recruit the remaining patients and now believes, based on recent performance, that patient enrolment will be complete by the end of Helix’s first fiscal quarter 2010.

RESULTS FROM OPERATIONS
Three and nine month periods ended April 30, 2009 compared to the same period in the previous year

Loss for the period
The Company recorded a loss of $4,134,000 and $10,707,000 respectively, for the three and nine month periods ended April 30, 2009, for a loss per common share of $0.08 and $0.21, respectively.  In the comparative three and nine month periods ended April 30, 2008, the Company recorded a loss of $1,139,000 and $4,309,000, respectively, for a loss per common share of $0.03 and $0.11, respectively.

Revenues
Total revenues for the three month period ended April 30, 2009 totaled $924,000 (2008 - $1,018,000), resulting in a decrease of $94,000 or 9.2%.  Total revenues for the nine month period ended April 30, 2009 totaled $2,906,000 (2008 - $2,694,000), resulting in an increase of $212,000 or 7.9%.

Product Revenue
Product revenue totaled $793,000 and $2,454,000 respectively for the three and nine month periods ended April 30, 2009 and represent an increase of $18,000 (2.3%) and $273,000 (12.5%) respectively, when compared to the three and nine month periods ended April 30, 2008.  The increase in product revenue is the result of higher revenues from the sale of Orthovisc® in both the three and nine month periods ended April 30, 2009.

License fees and royalty revenue
License fees and royalties totaled $131,000 and $452,000 respectively for the three and nine month periods ended April 30, 2009 and represent a decrease of $112,000 (46.1%) and $61,000 (11.9%) respectively, when compared to the three and nine month periods ended April 30, 2008.  In the first quarter of fiscal 2009 and the third quarter of fiscal 2008, license fees and royalty revenues include a termination payment and royalty revenues from Lumera Corporation totaling US$75,000 and US$100,000, respectively.  All other license fees and royalties are comprised solely of royalties related to sales of Klean-Prep™ outside of Canada.

Cost of sales and margins
Cost of sales totaled $375,000 and $1,160,000 respectively for the three and nine month periods ended April 30, 2009 (three and nine month periods ended April 30, 2008: $326,000 and $908,000 respectively).  Margins, on a percentage basis, for the three and nine month periods ended April 30, 2009 remained flat throughout the year at 52.7% (three and nine month periods ended April 30, 2008: 57.9% and 58.4% respectively).  The decrease in margins reflect in part, higher purchase costs resulting from a lower Canadian dollar versus the U.S. dollar and increased competitive pricing and product offering in direct competition with Orthovisc®.

Research & development
Research & development costs for the three and nine month periods ended April 30, 2009 totaled $3,082,000 and $7,584,000, respectively (three and nine month periods ended April 30, 2008: $1,068,000 and $2,879,000 respectively).  Of the increase in research and development expenditures for the three and nine month periods ended April 30, 2009, L-DOS47 represents approximately 63% and 46%, respectively while Topical Interferon Alpha-2b represents approximately 24% and 43%, respectively.

The majority of the L-DOS47 expenditures through the quarter were associated with the scale-up manufacturing of GMP engineering batches in preparation for clinical trial batch manufacturing.

The majority of the Topical Interferon Alpha-2b expenditure increase through the quarter reflects the ongoing costs of the AGW Phase II clinical trial in Sweden and Germany in addition to the costs of the ongoing Phase II pharmacokinetic study and the scale-up manufacturing efforts associated with the LSIL therapeutic indication program.

Operating, general & administration
Operating, general & administration expenses totaled $1,231,000 and $3,854,000 respectively for the three and nine month periods ended April 30, 2009 (three and nine month periods ended April 30, 2008: $1,060,000 and $3,618,000 respectively).

Operating, general and administration expenses were higher for both the three and nine month periods ended April 30, 2009 and mainly reflect the higher one time costs associated with the filing of a Form 20-F registration statement with the U.S. Securities and Exchange Commission, which became effective during the third quarter of fiscal 2009. Also, increased expenditures are associated with the implementation of a new financial reporting system and capital raising initiatives.  Offsetting some of the aforementioned increases in expenditures are lower wages and benefits from the foregoing of accrued vacation days by management during the current fiscal year and lower wages and benefits due to a one-time charge relating to the resignation of the Company’s Chairman, and management bonuses paid, in the nine month period ended April 30, 2008.

Amortization of capital and intangible assets
Amortization of capital assets in the three and nine month period ended April 30, 2009 totaled $64,000 and $191,000 respectively (three and nine month periods ended April 30, 2008: $61,000 and $190,000 respectively).

Amortization of intangible assets in the three and nine month periods ended April 30, 2009 totaled $3,000 and $9,000 respectively (three and nine month periods ended April 30, 2008: $3,000 and $13,000 respectively).

Stock-based compensation
Stock-based compensation expense in the three and nine month periods ended April 30, 2009 totaled $234,000 and $865,000 respectively (three and nine month periods ended April 30, 2008: $12,000 and $36,000 respectively).  The stock-based compensation expense in the three and nine month periods ended April 30, 2009 relate to the ongoing amortization of compensation costs of 2,070,000 stock options granted on December 17, 2008 over their vesting period.  The stock options vested 25% on the date of grant and 25% at each anniversary date thereafter.  The stock-based compensation expense in the three and nine month periods ended April 30, 2008 relate to the amortization of compensation costs of stock options granted on June 30, 2005 over their vesting period.  These options were fully vested as of July 31, 2008.

Interest income
Interest income in the three and nine month periods ended April 30, 2009 totaled $27,000 and $332,000 respectively (three and nine month periods ended April 30, 2008: $180,000 and $465,000 respectively).  The decrease in interest income in the three and nine month periods ended April 30, 2009 reflects lower interest rates earned on deposits resulting from the global financial crisis.

Foreign exchange loss
The Company realized foreign exchange losses in the three and nine month periods ended April 30, 2009 of $67,000 and $199,000 respectively (April 30, 2008: foreign exchange gains of $220,000 and $265,000, respectively).  Foreign exchange losses for the three and nine month periods ended April 30, 2009 mainly reflect the lower Canadian dollar exchange rate relative to the US dollar with the largest impact affecting the most recent two quarters where the US dollar appreciated materially against all global currencies.

Income taxes
Income tax expense in the three and nine months ended April 30, 2009 totaled $29,000 and $83,000 respectively (three and nine month periods ended April 30, 2008: $27,000 and $89,000 respectively).  All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW
Operating activities
Cash used in operating activities in the three and nine month periods ended April 30, 2009 totaled $3,555,000 and $8,429,000, respectively (three and nine month periods ended April 30, 2008: $2,167,000 and $4,883,000 respectively).  The increase in cash used in operating activities for the three and nine month periods ended April 30, 2009 compared to 2008, is mainly the result of higher research and development expenditures along with higher operating, general and administrative expenditures.

Financing activities
Financing activities in the three and nine month periods ended April 30, 2009 totaled $nil and $9,659,000 (three and nine month periods ended April 30, 2008: $nil and $14,614,000 respectively).  All financing activities relate to two separate private placements in the given periods.

Investing activities
Use of cash in investing activities for the three and nine month periods ended April 30, 2009 totaled $416,000 and $490,000 (2008 - $42,000 and $101,000 respectively).  All use of funds in investing activities represents capital acquisitions in the given periods.

LIQUIDITY, CAPITAL RESOURCES AND OUTLOOK
Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At April 30, 2009, the Company had cash and cash equivalents totaling $19,598,000 (July 31, 2008 – $19,057,000).  The marginal increase in cash and cash equivalents is the result of a private placement completed on October 2, 2008 for gross proceeds of $11,424,000 and is offset by expenditures associated with research and development activities and other operating expenses.  The Company issued 6,800,000 units at $1.68 per unit.  Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011.

The total number of common shares issued as at April 30, 2009 was 53,175,335 (July 31, 2008 – 46,375,335).

At April 30, 2009, the Company’s working capital was $18,695,000 (July 31, 2008 – $19,166,000).

Based on our planned expenditures and assuming no material unanticipated expenses, we believe that our cash reserves will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

The Company will continue to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks to its operations.  The market, however, for equity financings for companies such as Helix is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

The Company’s unaudited interim consolidated balance sheet as at April 30, 2009, and audited consolidated balance sheet as at July 31, 2008, are summarized below:

Consolidated Balance Sheets as at
($ thousands)
	30-Apr	31-Jul		30-Apr	31-Jul
	2009	2008		2009	2008
Current assets:			Current liabilities:
Cash and cash equivalents	19,598	19,057	Accounts payable	2,351	598
Accounts receivable	452	349	Accrued liabilities	308	546
Inventory	822	458		2,659	1,144
Prepaid and other	482	446
	21,354	20,310

Non current assets	1,584	1,356	Shareholders' equity	20,279	20,522

	22,938	21,666		22,938	21,666

The Company’s unaudited interim Consolidated Statements of Operations and Cash Flows for the three and nine month periods ended April 30, 2009 and 2008 are summarized below:

Consolidated Statements of Operations						Consolidated Statements of Cash Flows
for the three and nine month periods ended April 30, 2009 and 2008						for the three and nine month periods ended April 30, 2009 and 2008
($ thousands, except for per share data)						($thousands)

		Three months ended April 30		Nine months ended April 30			Three months ended April 30		Nine months ended April 30
		2009	2008	2009	2008		2009	2008	2009	2008
Revenue:
Product revenue		793	775	2,454	2,181	Cash provided by (used in):
License fees and royalties		131	243	452	513	Loss for the period	(4,134)	(1,139)	(10,707)	(4,309)

		924	1,018	2,906	2,694	Items not involving cash:
						Amortization of capital assets	64	61	191	190
						Amortization of intangibles	3	3	9	13
Expenses:						Stock-based compensation	234	12	865	36
Cost of sales		375	326	1,160	908	Foreign exchange loss / (gain)	67	(220)	199	(265)
Research and development		3,082	1,068	7,584	2,879		(3,766)	(1,283)	(9,443)	(4,335)
Operating, general and admin		1,231	1,060	3,854	3,618	Change in non-cash
Amortization of intangible assets		3	3	9	13	working capital	211	(884)	1,014	(548)
Amortization of capital assets		64	61	191	190	Operating activities	(3,555)	(2,167)	(8,429)	(4,883)
Stock-based compensation		234	12	865	36
Interest income, net		(27)	(180)	(332)	(465)	Financing activities	-	-	9,659	14,614
Foreign exchange loss / (gain)		67	(220)	199	(265)
		5,029	2,130	13,530	6,914	Investing activities	(416)	(42)	(490)	(101)

						Effect of exchange rate
Loss before income taxes		(4,105)	(1,112)	(10,624)	(4,220)	changes on cash	(67)	220	(199)	265

Income taxes		29	27	83	89	Increase in cash	(4,038)	(1,989)	541	9,895

Loss for the period		(4,134)	(1,139)	(10,707)	(4,309)	Cash:
						Beginning of the period	23,636	23,263	19,057	11,379
	Loss per share:
	Basic	(0.08)	(0.03)	(0.21)	(0.11)	End of the period	19,598	21,274	19,598	21,274
	Diluted	(0.08)	(0.03)	(0.21)	(0.11)

The Company’s unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations will be filed today with Canadian securities regulatory authorities and will be available on SEDAR at www.sedar.com.  They will also be available on EDGAR at www.sec.gov/edgar.shtml ..

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its novel L-DOS47 new drug candidate and Topical Interferon Alpha-2b.  Helix is listed on the TSX under the symbol “HBP”.

For further information contact:

Investor & Media Relations
Ian Stone                        Robert Flamm, Ph.D.
Russo Partners LLC                  Russo Partners LLC
Tel:          (619) 814-3510               Tel:        (212) 845-4226
Fax:          (619) 955-5318                Email:    robert.flamm@russopartnersllc.com
Email:   ian.stone@russopartnersllc.com               www.russopartnersllc.com

Reported financial information may not necessarily be indicative of future operating results or of future financial position, due to a number of risks and uncertainties, including those set forth below. This News Release contains certain forward-looking statements and information regarding the Company’s activities and finances, including the future timing thereof, which statements and information can be identified by the use of forward-looking terminology such as “future”, “in anticipation”, “to produce”, “to be used”, “forward”, “plans”, “to seek”, “to initiate”, “expected”,  “believe”, “next”, “ongoing”, “continue”,  “estimated”, “October 31, 2009”, “2010” “within approximately six months” or the negative thereof or any other variations thereon, or that events or conditions “will”, “may” or “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.  Helix’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous risks and uncertainties including without limitation, the Company’s need for additional capital which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue;  the impact of the global economic downturn and credit crisis which have negatively affected the availability and terms of debt and equity financings and may have a negative effect on our sales operations and research and development initiatives; uncertainty whether an Investigational New Drug application (“IND”) or Clinical Trial application (“CTA”) will be compiled or submitted for Topical Interferon Alpha-2b or L-DOS47 as currently planned or at all, or if submitted, whether the Company will be permitted to undertake human testing; uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and commercialized as a drug or at all; uncertainty whether the planned Topical Interferon Alpha-2b Phase IIb / III clinical trials, the human pharmacokinetic study, the ongoing AGW clinical trial in Sweden and Germany, or the planned L-DOS47 clinical trial referred to in this news release will be approved or initiated, in the case of Topical Interferon Alpha-2b and L-DOS47,or will be completed as planned, within the time frames expected by the Company, or at all or will achieve expected results; the need for additional clinical trials, the occurrence and success of which cannot be assured; product liability and insurance risks; research and development risks, including the possibility that further challenges may arise in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned IND filings and clinical trials, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation or delay of the research or development projects; the risk of technical obsolescence; the need for further regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks, including without limitation, the risk that three patents for Topical Interferon Alpha-2b will expire in 2013 and no additional patent may be issued; marketing/manufacturing and partnership/strategic alliance risks; the need to further upscale the manufacturing process for the Company’s drug candidates and the risk that further upscaling may not be achieved within the timelines expected by the Company or at all; the effect of competition; uncertainty of the size and existence of a market opportunity for Helix’s products; Helix’s dependence on its contractors, consultants, advisors and licensees, including without limitation, contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and others, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones;  the risk that the Company’s license optionee for Topical Interferon Alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its option, which would have a negative effect on the further development of the drug candidate and on the Company;  Helix’s dependence on its licensor of the L-DOS47 antibody; the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47; the Company’s dependence on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s operations; the risk of unanticipated expenses or unanticipated reductions in revenue, or both; the risk that revenue may decrease due to lack of demand for products sold or under royalty or due to an increase in the cost of such products, or both; and the risk of changes in business strategy or development plans. Such risks and uncertainties, and others affecting the Company  which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest Annual Information Form, MD&A and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and in the Company’s Form 20-F and other reports filed with the U.S. SEC from time to time (see www.sec.gov/edgar.shtml).  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.